Exhibit 99.1

LJ INTERNATIONAL INC. ANNOUNCES SECOND QUARTER AND

FIRST HALF 2012 UNAUDITED FINANCIAL RESULTS

HONG KONG — September 6, 2012 — LJ International Inc. (NASDAQ: JADE), (“LJI” or “the Company”) a leading colored gemstone and diamond jeweler with retail and wholesale businesses, today announced its unaudited financial results for the second quarter and first half year ended June 30, 2012.

Key Financial Highlights:

US$ million except EPS	2Q 2012	Change	1H 2012	Change
Operating Revenue	42.75	6%	94.96	17%
Gross Profit	20.51	0%	46.74	16%
Operating Loss	1.12	(134%)	0.36	(105%)
Net Loss	1.91	(150%)	2.08	(129%)
EPS – Basic	(0.15)	(400%)	(0.25)	(256%)
EPS – Diluted	(0.15)	(400%)	(0.25)	(256%)

Second Quarter 2012:

•	Retail revenue was US$27.76 million, up 3% year-over-year.

•	ENZO added 17 new stores.

•	Comparable store sales decreased by 27% year-over-year, on top of a 61% increase last year.

•	Wholesale revenue was US$14.99 million, up 14% year-over-year.

•

Sales from the U.S. up 6% year-over-year, representing 66% of wholesale revenue. Sales from Europe, and Asia and other markets increased 37% and 24%, respectively, representing 25% and 9% of wholesale revenue, respectively.

First Half 2012:

•	Retail revenue was US$64.48 million, up 23% year-over-year.

•	ENZO added 23 retail stores, expanding the retail network to 225 stores at the end of June 2012. Among the new stores, 4, 12 and 7 are in tier one, tier two and tier three cities, respectively.

•	Wholesale revenue was US$30.48 million up 6% year-over-year.

•

Sales from the U.S. decreased 3%, representing 65% of wholesale revenue. Sales from Europe and Asia and other markets increased 35% and 13% year-over-year, respectively, representing 27% and 8% of wholesale revenue, respectively.

Yu-Chuan Yih, Chairman and Chief Executive Officer of LJ International, commented on the results. “In the face of a bleak global economy and decelerated Chinese economic growth, the jewelry sector has seen a prominent slowdown in the second quarter, especially in discretionary gem set items, and has affected the industry as a whole. As a jeweler with close to half our revenue exposure in gem-set jewelry, we felt a greater impact than jewelers with a higher proportion on gold jewelry.”

“We responded to this challenge on multiple fronts. First, we cut our marketing expenses to below 6% over sales. Second, we developed and launched more diamond and gem-set jewelry at a lower entry price point range to capture a broader segment of consumers and sustain a similar margin profile to protect our profitability. Third, we realigned our stores by replacing the non-performing stores with new openings in much better locations which carried a broader appeal. With our core competencies of innovative design and craftsmanship, we achieved across-the-board revenue growth in all markets for our wholesale business, resulting in a performance in line with our expectations.

“We believe these strategic initiatives will ensure we are best positioned to capitalize on growth opportunities in market upturns.”

Second Quarter and First Half 2012 Unaudited Financial Results

Operating Revenue Performance Impacted by Continued Decelerating Retail Growth

Operating revenue in the second quarter 2012 increased 6% year-over-year to US$42.75 million from US$40.17 million. Operating revenue in the first half 2012 increased 17% year-over-year to US$94.96 million from US$81.28 million.

Retail revenue1 in the second quarter 2012 saw a year-over-year increase of 3% to US$27.76 million from US$27.00 million, representing 65% of operating revenue. Retail revenue in the first half rose 23% to US$64.48 million from US$52.52 million, representing 68% of operating revenue. Discretionary items like gem-set jewelry see a more pronounced impact amidst uncertain economic outlook. The modest increase in the second quarter was primarily a result of addition of new stores and expanded product portfolio, mitigating the decline in same store sales impacted by headwinds in retail sales environment. The growth rate was also impacted by a challenging prior-year comparison which saw a 62% increase.

Wholesale revenue in the second quarter 2012 was US$14.99 million, grew 14% year-over-year from US$13.16

[1]	Retail revenue (Reclassified/adjusted for 2011)

Adjustment of revenue recognition: Subsequent to the filing of quarterly result for the quarters ended March 31, June 30 and September 30 of 2011 on May 16, August 25 and November 15, 2011 respectively, we identified adjustment requirements on recognition of retail revenue which was related to the trading of color stones. The Q1, Q2 and Q3 figures have been adjusted as below.

	2011 Q1	2011 Q2	2011 Q3
	US$ million	US$ million	US$ million
Retail revenue, as reported	27.81	28.40	32.65
Adjustment	(2.29)	(1.39)	(3.99)

Retail revenue after adjustment	25.52	27.01	28.66
Retail gross profit, as reported	16.51	18.85	20.51
Adjustment	(0.17)	(0.10)	(0.29)

Retail gross profit after adjustment	16.34	18.75	20.22

million, accounting for 35% of operating revenue. Wholesale revenue in the first half was US$30.48 million, up 6% year-over-year, accounting for 32% of operating revenue. The growth in the second quarter was primarily a result of the addition of a new customer, and in part because of a lower revenue base recorded the same quarter last year impacted by the adoption of a more prudent sales return provision treatment.

Gross Margin Softened As Retail Gross Margin Moderated in Expansion of Product Portfolio

Gross profit in the second quarter 2012 was US$20.51 million compared to US$20.52 million in the same period of 2011. Gross profit in the first half 2012 increased 16% year-over-year to US$46.74 million from US$40.19 million.

Gross profit margin in the second quarter 2012 was 48%, compared to 51% in the second quarter 2011. Gross profit margin in the first half 2012 was 49%, compared to 50% in the first half 2011. The contraction in gross profit margin was primarily due to a lower retail gross profit margin as a result of change in product mix.

Retail gross profit in the second quarter 2012 was down 8% year-over-year to US$17.34 million. Retail gross profit in the first half 2012 increased 13% year-over-year to US$39.77 million. Retail gross profit margin in the second quarter 2012 was 63%, compared to 69% in the same period of 2011. Retail gross profit margin in the first half 2012 was 62%, compared to 67% in the same period of 2011. The contraction in retail gross profit margin was in part due to the change in product mix, and a coherent sales and product strategy was adopted to meet the different and changing needs of customers, and a more moderate gross margin level was resulted as anticipated. This was also in part due to the gross margin in the same quarter last year was exceptionally high due to the sale of a number of large-ticket items.

Wholesale gross profit in the second quarter 2012 was US$3.18 million, up 79% year-over-year. Wholesale gross profit in the first half 2012 was US$6.98 million, up 37% year-over-year. Wholesale gross profit margin in the second quarter 2012 was 21%, compared to 14% the same quarter 2011. Wholesale gross profit margin in the first half 2012 were 23%, compared to 18% the same period 2011. The change was primarily due to the lowered base impacted by a change of costing methodology in the same quarter 2011.

SG&A Expenses Increased at Decelerated Rate while Maintaining Necessary Investment

Selling, general and administrative expenses (SG&A) in the second quarter 2012 increased 23% year-over-year to US$20.12 million from US$16.31 million. As a percentage of operating revenue, selling, general and administrative expenses were 47%, compared to 41% in the second quarter 2011. Selling, general and administrative expenses in the first half 2012 increased 43% year-over-year to US$44.32 million from US$30.96 million. As a percentage of operating revenue, selling, general and administrative expenses were 47%, compared to 38% in the first half 2011. The increase was primarily due to higher rental expenses and investment to upgrade internal control over financial reporting, marketing expenses was kept at a similar level while supporting new store openings.

Among the SG&A, rental expenses in the second quarter 2012 increased 10% year-over-year to US$6.72 million from US$6.09 million. As a percentage of operating revenue, rental expenses were 16%, compared to 15% in the second quarter 2011. Rental expenses in the first half 2012 increased 29% year-over-year to US$15.16 million from US$11.77 million. As a percentage of operating revenue, rental expenses were 16%, compared to 14% in the same period last year. The increase was in part due to the fact that more stores are paying minimum rental and in part due to the increase in rental space as a result of expansion of retail network.

Depreciation in the second quarter 2012 was US$1.33 million, up 38% year-over-year from US$0.96 million. Depreciation in the first half 2012 was US$2.61 million, up 42% year-over-year from US$1.84 million. Higher depreciation was primarily a result of more stores started depreciation.

Operating expenses, including selling, general and administrative expenses, net gain (loss) on derivatives and depreciation, increased 25% year-over-year to US$21.63 million in the second quarter 2012 from US$17.27 million. As a percentage of operating revenue, operating expenses were 51%, compared to 43% in the second quarter 2011. Operating expenses in the first half 2012 increased 44% year-over-year to US$47.10 million from US$32.75 million. As a percentage of operating revenue, operating expenses were 50%, compared to 40% in the first half 2011.

Operating Loss Impacted by Softened Revenue Growth

Operating loss in the second quarter 2012 was US$1.12 million, compared to an operating income of US$3.25 million in the same period of 2011. Operating loss in the first half 2012 was US$0.36 million, compared to operating income of US$7.44 million in the same period of 2011.

Operating loss from retail business in the second quarter 2012 was US$0.45 million, compared to an operating income of US$4.35 million in the same period of 2011. Operating income from retail business in the first half 2012 was US$0.69 million, compared to US$7.90 million in the same period of 2011.

Operating loss from wholesale business in the second quarter 2012 was US$0.26 million, compared to US$0.66 million in the second quarter 2011. Operating income from wholesale business in the first half 2012 was US$0.34 million, up 18% year-over-year from US$0.29 million.

Net other losses in the second quarter 2012 amounted to US$0.82 million, compared to net other gains of US$1.24 million in the second quarter 2011. Net other losses in the first half 2012 was US$1.57 million, compared to net other gains of US$1.05 million in the same period 2011. The losses were primarily due to a lower gain in fair value of warrants and options liabilities and higher interest expenses.

Income tax benefit in the second quarter 2012 was US$0.03 million, compared to an expense of US$0.74 million in the second quarter 2011. Income tax expenses in the first half 2012 were US$0.15 million, compared to US$1.40 million in the first half 2011.

Net loss in the second quarter 2012 was US$1.91 million, compared to a net income of US$3.75 million in the second quarter 2011. Basic and diluted loss per share were both US$0.15, compared to basic and diluted earnings per share of both US$0.05, in the second quarter 2011.

Net loss in the first half 2012 was US$2.08 million, compared to a net income of US$7.09 million. Basic and diluted loss per share were both US$0.25, compared to basic and diluted earnings per share of both US$0.16, in the same period 2011.

Balance Sheet Remains Sound

Cash, and bank balance and restricted cash totaled US$23.35 million on June 30, 2012, compared to US$25.52 million on December 31, 2011.

Trade receivables were US$28.73 million on June 30, 2012, compared to US$42.81 million on December 31, 2011. The change reflected the pattern of seasonality in both businesses.

Inventories increased 7% to US$184.76 million on June 30, 2012, from US$173.39 million on December 31, 2011. The inventory was increased to support the opening of new stores.

Working capital (current assets minus current liabilities) amounted to US$146.63million on June 30, 2012, compared to US$150.21 million on December 31, 2011.

The Third Quarter and 2012 Guidance:

The third quarter is traditionally a stronger quarter than the second quarter, the Company expects operating revenue for the third quarter 2012 to be higher than that of second quarter and expects a modest year-over-year growth in revenue.

With the market slow down, the Company revises its expectations for retail revenue for full year 2012, anticipating it to be in the range of US$130 million to US$133 million, which represents a 15% to 18% year-over-year growth. Wholesale revenue is expected to maintain at a similar level as in 2011. This represents our current and preliminary view, which is subject to change.

Conference call

The Company’s senior management will host a conference call on Thursday, September 6, 2012 at 8:00 a.m. (Eastern)/ 5:00 a.m. (Pacific)/ 8:00 p.m. (Beijing/Hong Kong) to discuss its quarterly results and recent business activities. To access the conference call, please dial:

US (toll free)	+1-866-519-4004
International	+65-6723-9381
China, Domestic mobile	400-620-8038
China, Domestic	800-819-0121
Hong Kong (toll free)	800-930-346
Passcode	1576 2466

Please dial in 10 minutes before the scheduled starting time. Replay of the conference call will be available from 11:00 pm on September 6, 2012 HKT until September 14, 2012 HKT by dialing the following numbers:

US (toll free)	+1-866-214-5335
International	+61-2-8235-5000
China North (toll free)	10-800-714-0386
China South (toll free)	10-800-140-0386
Hong Kong (toll free)	800-901-596
Passcode	1576 2466

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at the following: http://edge.media-server.com/m/p/skkx4z99/lan/en

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:

LJ International, Inc.

Mr. Ringo Ng

T: 852-2764 3622

E: ir@ljintl.com

– FINANCIAL TABLES TO FOLLOW –

LJ INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	US$	US$	US$	US$
		(Restated)[1]		(Restated)[1]
Operating revenue	42,751	40,167	94,962	81,276
Costs of goods sold	(22,238)	(19,645)	(48,218)	(41,084)

Gross profit	20,513	20,522	46,744	40,192

Operating expenses
Selling, general and administrative expenses	(20,123)	(16,313)	(44,315)	(30,964)
Net (loss) gain on derivatives	(184)	—	(177)	53
Depreciation	(1,327)	(959)	(2,610)	(1,841)

Operating (loss) income	(1,121)	3,250	(358)	7,440
Interest income	50	45	99	241
Change in fair value of warrants and options liabilities	168	1,271	(57)	1,271
Change in fair value on life insurance contracts	8	—	13	—
Exchange (loss) gain	(113)	297	(113)	297
Gain (loss) on sales of securities	—	5	(32)	(54)
Interest expenses	(929)	(375)	(1,479)	(701)

(Loss) income before income taxes and non-controlling interests	(1,937)	4,493	(1,927)	8,494
Income taxes credit (expense)	26	(741)	(153)	(1,401)

Net (loss) income	(1,911)	3,752	(2,080)	7,093
Net income attributable to non-controlling interests	(11)	(2)	(17)	(2)

Net (loss) income attributable to LJ International Inc.	(1,922)	3,750	(2,097)	7,091
Deemed dividend to redeemable convertible preferred shares of a subsidiary	(2,873)	(1,508)	(5,572)	(1,508)

Net (loss) income attributable to common shareholders of LJ International Inc.	(4,795)	2,242	(7,669)	5,583

(Loss) earnings per share:
Basic	(0.15)	0.05	(0.25)	0.16
Diluted	(0.15)	0.05	(0.25)	0.16
Weighted average number of shares used in calculating basic (loss) earnings per share	31,688,221	30,261,276	31,251,969	29,955,738
Weighted average number of shares used in calculating diluted (loss) earnings per share	31,688,221	30,261,276	31,251,969	29,955,738

Net (loss) income	(1,911)	3,752	(2,080)	7,093
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(524)	517	(524)	504

Unrealized holding (loss) gain on available-for-sales securities	(29)	(150)	56	(137)
Realized loss on sale of available-for-sale securities	27	59	27	59

Other comprehensive (loss) income	(526)	426	(441)	426

Comprehensive (loss) income	(2,437)	4,178	(2,521)	7,519
Less: comprehensive income attributable to the non-controlling interests	(11)	(2)	(17)	(2)

Comprehensive (loss) income attributable to LJI shareholders	(2,448)	4,176	(2,538)	7,517

LJ INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of June 30, 2012	As of December 31, 2011
	(Unaudited)
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	11,140	18,649
Restricted cash	12,205	6,866
Trade receivables, net	28,734	42,808
Available-for-sale securities	2,117	2,050
Inventories	184,757	173,391
Derivatives	—	15
Deferred tax assets	962	1,108
Prepayments and other current assets	18,001	8,958

Total current assets	257,916	253,845
Non-current assets
Properties held for lease, net	387	398
Property, plant and equipment, net	14,892	14,704
Investments in life insurance contracts	802	445
Deferred tax assets	1,121	1,083
Goodwill, net	1,521	1,521

Total non-current assets	18,723	18,151

Total assets	276,639	271,996

Liabilities and shareholders’ equity
Current liabilities
Bank overdrafts	2,915	2,877
Notes payable	37,055	13,215
Capitalized lease obligation, current portion	26	30
Letters of credit, gold loan and others	27,695	36,379
Derivatives	162	—
Shareholder’s loan	2,690	1,583
Warrants and options liabilities	2,143	2,086
Trade payables and other accruals	36,265	43,678
Income taxes payable	1,678	3,478
Deferred tax liabilities	654	306

Total current liabilities	111,283	103,632
Non-current liabilities
Notes payable	6,250	7,500
Capitalized lease obligation	22	—

Total non-current liabilities	6,272	7,500

Total liabilities	117,555	111,132

Redeemable convertible preferred shares of subsidiary, par value US$0.01 each, 1 million shares authorized; 359,826 shares issued and outstanding as of June 30, 2012 and December 31, 2011	47,602	42,030

Shareholders’ Equity
Common stocks, par value US$0.01 each, 100 million shares authorized; 31,776,672 and 30,607,672 shares issued and outstanding as of June 30, 2012 and December 31, 2011	318	306
Additional paid-in capital	71,682	70,953
Accumulated other comprehensive income	3,416	3,857
Retained earnings	35,855	43,524

Total LJ International Inc. shareholders’ equity	111,271	118,640
Non-controlling interests	211	194

Total shareholders’ equity	111,482	118,834

Total liabilities and shareholders’ equity	276,639	271,996